Exhibit 99.1
Glass House Brands Reports Fourth Quarter and Full Year 2025 Financial Results
-Fourth quarter and full year results reflect temporary planned scale back in wholesale production
-At year-end was back to fully planted with legacy greenhouses and the most overall acreage planted in Glass House history
-Full year 2026 wholesale cannabis biomass production is forecasted to be approximately 1,000,000 pounds, up approximately 50% from 2025.
-Year-end 2025 cash and restricted cash balance was $23.4 million, forecasting year-end 2026 cash to exceed $50 million.
-Conference call to be held today March 24, 2026, at 5:00 p.m. ET
LONG BEACH, Calif and TORONTO, March 24, 2026 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the fourth quarter and year ended December 31, 2025.
Fourth Quarter 2025 Highlights
(Unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue of $38.9 million, in-line with guidance and compared to $53.0 million in Q4 2024 and $38.4 million in Q3 2025.
•Gross Profit Margin was 34%, compared to 43% in Q4 2024 and 31% in Q3 2025.
•Adjusted EBITDA1 was negative $(3.3) million, compared to $9.0 million in Q4 2024 and negative $(2.3) million in Q3 2025.
•Operating Cash Flow was negative $(3.7) million, compared to $8.2 million in Q4 2024 and negative $(5.1) million in Q3 2025.
•Equivalent Dry Pound Production2 was 159,131 pounds, ahead of guidance of 140,000 and 145,000 pounds and compared to a decrease of 4% year-over-year.
•Cost per Equivalent Dry Pound of Production3 was $129 per pound, compared to $110 per pound in the same period last year.
•Cash, Restricted Cash and Cash Equivalents balance was $23.4 million at year-end versus $29.8 million at the end of Q3 2025.
Management Commentary
“Our first half of 2025 results, particularly in the second quarter, reflected strong execution across key metrics including biomass production scale, cost of production and operating cash flow yield,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “In the second half of 2025, our results were impacted by events outside of our control, and actions taken to mitigate the impacts of these and to ensure our long-term success. The resulting scaling back of new planting and production meaningfully impacted results in the second half of the year.”
“We have navigated these short-term hurdles that we faced in the second half of 2025 and we ended the year fully planted in each of our legacy greenhouses. Now, with the first 1/3 of Greenhouse 2 planted, our cultivation team has planted the most acreage in Glass House’s history. We also accelerated expansion plans with the remaining buildout of Greenhouse 2 and the light retrofit and buildout of Greenhouse 4, which will be our first commercial hemp endeavor.”
“In summary, 2025 was a year of great progress for our company. While we faced challenges, we rose to meet them. Because of that, we have built a stronger foundation for sustainable growth and profit expansion than existed before our setbacks. This will be reflected in results as we progress this year and we anticipate progressive revenue acceleration throughout the course of the year. We expect to achieve this before factoring in the potential benefit of any sales outside of California for our cannabis plants, something that we continue to believe is achievable in the near term, or before any contributions from hemp sales,” Mr. Kazan concluded.
Fourth Quarter 2025 Operational Highlights and Subsequent Events
•Glass House Brands becomes the first U.S-based plant touching cannabis operator whose stock can be traded on the Robinhood platform
•Glass House Brands Applauds Cannabis Reform Action
•University of California Berkeley and Glass House Collaboration Leads to State-Funded Research on Cannabis Crop Yields
•Glass House Brands Announces Accelerated 2026 Expansion Strategy
•Glass House Brands Announces Appointment of Alison Payne, Heineken USA Chief Marketing Officer, to its Board of Directors
•Glass House Brands Board of Directors Establishes Product Expansion Committee to Support New Product and Business Development

Q4 2025 Financial Results Discussion
Revenues for Q4 2025 were $38.9 million, in-line with guidance of $37 million to $39 million and compared to $53.0 million in fourth quarter 2024 and $38.4 million in third quarter 2025. The decline is attributed to lower wholesale revenue due to reduced production.
The wholesale biomass segment revenue was $22.6 million, accounting for 58% of total revenue. Biomass production reached 159,131 pounds, exceeding guidance of 140,000 and 145,000 pounds and 4% lower year-over-year.
Q4 2025 retail revenue was $11.9 million, versus $12.3 million in the previous quarter and up 1% compared to $11.8 million the fourth quarter last year. Retail gross profit margin was 47% in the fourth quarter, compared to 50% in the third quarter.
Wholesale CPG revenues totaled $4.3 million, representing a 13% sequential decrease and 13% year-over-year decrease.
Consolidated gross profit for the fourth quarter was $13.2 million, compared to $22.8 million for the year-ago period and $11.8 million in Q3 2025. Gross profit margin was 34%, compared to 43% in the fourth quarter of 2024 and 31% in the third quarter of 2025.
Average selling price was $146 per pound, compared to $220 in the fourth quarter of 2024 as the Company is still operating amidst challenged California pricing conditions.
General and administrative expenses were $18.5 million for the fourth quarter of 2025, compared to $14.8 million last year and $15.9 million in the third quarter of 2025.
Sales and marketing expenses were $0.48 million, down from $0.64 million during the same period last year and down from $0.70 million in the prior quarter.
Professional fees were $2.9 million in Q4, versus $2.5 million in Q3 2025 and $1.4 million in Q4 2024.
Depreciation and amortization in Q4 2025 were $4.0 million, flat with Q3 2025 and up slightly from $3.9 million in the same period last year.

Adjusted EBITDA was negative $(3.3) million, compared to negative $(2.3) million in the third quarter of 2025 and $9.0 million versus the same period last year. Adjusted EBITDA reflects the factors that impacted our gross margin performance as well as a modest increase in operating expenses.
Operating cash flow was negative $(3.7) million, compared to $8.2 million in the year-ago period and negative $(5.1) million in the third quarter of 2025.
At December 31, 2025, the Company had $23.4 million of cash and restricted cash, compared to $29.8 million at the start of the fourth quarter. The Company spent $2.4 million in capex in the fourth quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $2.5 million in preferred stock dividend payments and $0.2 million in principal on notes payable.
Year End 2025 Financial Results Discussion
Revenues for full year 2025 totaled $182.0 million, compared to $200.9 million in 2024 as we produced at a lower overall scale.
Wholesale biomass revenue was $114.2 million, compared to $139.1 million in 2024. The Company sold 643,000 pounds of wholesale biomass in 2025 versus 568,000 pounds in 2024, a 13% increase. Average selling price was $177 per pound during 2025, versus $245 per pound in 2024. Production grew 10% to 666,433 pounds, compared to 608,478 pounds in 2024.
Retail revenue reached $48.2 million and increased by 10% versus 2024.
Wholesale CPG revenues were $19.5 million, compared to $18.0 million in 2024.
Full year consolidated gross profit was $77.0 million, compared to $97.4 million in 2024. Full year gross profit margin was 42%, a decline of 6% compared to 48% for full year 2024.
General and administrative expenses were $64.1 million in 2025, compared to $60.1 million in 2024.
Sales and marketing expenses were $2.7 million, compared to $2.4 million in 2024.
Professional fees were $9.1 million, compared to $7.8 million in 2024.
Depreciation and amortization for the full year 2025 was $15.8 million, compared to $15.0 million for the full year 2024.
For the full year, we generated $17.0 million of Adjusted EBITDA or a 9% Adjusted EBITDA margin, compared to Adjusted EBITDA of $40.3 million in 2024.
Full year 2025 operating cash flow was $11.4 million, versus $28.4 million in 2024 due mainly to gross profit decline.
Full Year 2026 Outlook
The Company anticipates progressive revenue scaling during the course of 2026 with full year revenue to be between $235 and $245 million before factoring in the potential benefit of any sales outside of California for our cannabis plants or contributions from hemp sales.
Full year 2026 wholesale biomass production is forecasted to be approximately 1,000,000 pounds of biomass which is a 50% increase to 2025. Cost of production is anticipated to be approximately $100 per pound, down 10% from 2025 while the average selling price is expected to be in the mid $180 per pound level. The anticipated average selling price compares to $177 in 2025 as the Company expects improved quality and mix in production compared to last year, particularly in the second half of 2026.
Full year gross margin is projected to be roughly 48% this year and full year adjusted EBITDA to is projected to be in the high $40 million range. This will result in full year ending cash exceeding $50 million inclusive of approximately $20 million capex to complete the full retrofit of Greenhouse 2 including adding new high efficiency, low energy lighting and a capex light retrofit of Greenhouse 4 for the hemp production.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	FY23	FY24	FY25
Revenues, Net	$160,836	$200,898	$181,984
Cost of Goods Sold	79,867	103,505	105,024
Gross Profit	80,969	97,393	76,960
% of Net Revenue	50%	48%	42%

Operating Expenses:
General and Administrative	52,914	60,126	64,098
Sales and Marketing	2,838	2,418	2,669
Professional Fees	7,304	7,768	9,062
Depreciation and Amortization	14,627	15,044	15,764
Impairment	52,815	6,300	1,900
Total Operating Expenses	130,498	91,656	93,493
Income (Loss) from Operations	(49,529)	5,737	(16,533)
Interest Expense	9,819	9,184	7,058
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	24,399	(13,724)	—
Other (Income) Expense, Net	4,371	(942)	(6,573)
Total Other (Income) Expense, Net	38,589	(5,482)	485
Income Taxes	9,943	10,498	11,934
Net Income (Loss)	$(98,061)	$721	$(28,952)

Adjusted EBITDA
(in thousands)	FY23	FY24	FY25
Net Income (Loss) (GAAP)	$(98,061)	$721	$(28,952)
Depreciation and Amortization	14,627	15,044	15,764
Interest, Net	9,819	9,184	6,770
Income Tax Expense	9,943	10,498	11,934
EBITDA (Non-GAAP)	(63,672)	35,447	5,516
Adjustments:
Share-Based Compensation	7,637	13,098	13,402
Stock Appreciation Rights Expense	219	262	28
(Gain) Loss on Equity Method Investments	2,102	(14)	(84)
Change in Fair Value of Derivative Asset and Liability	28	(690)	2,070
Impairment Expense for Goodwill	37,912	—	—
Impairment Expense for Intangible Assets	14,903	6,300	1,900
Change in Fair Value of Contingent Liabilities and Shares Payable	24,399	(13,724)	—
Loss on Extinguishment of Debt	—	—	292
Employee Retention Tax Credit	—	(423)	(9,643)
Non-Recurring Asset Casualty Loss	—	—	939
Non-Recurring Legal and Professional Fees	—	—	2,547
Loan Amendment Fee	1,000	—	—
Adjusted EBITDA (Non-GAAP)	$24,528	$40,256	$16,967

Select Cash Flow Information
(in thousands)	FY23	FY24	FY25
Net Income (Loss)	$(98,061)	$721	$(28,952)
Depreciation and Amortization	14,627	15,044	15,764
Share-Based Compensation	7,637	13,098	13,402
Impairment Expense for Goodwill and Intangibles	52,815	6,300	1,900
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	24,399	(13,724)	—
Other	7,948	2,908	6,836
Cash From Net Income (Loss)	9,365	24,347	8,950
Accounts Receivable	(172)	(1,481)	(547)
Income Taxes Receivable	—	(1,929)	1,138
Prepaid Expenses and Other Current Assets	3,883	(3,902)	(2,262)
Inventory	2,361	(5,412)	(11,975)
Other Assets	191	215	3,442
Accounts Payable and Accrued Liabilities	5,985	8,413	5,817
Income Taxes Payable	278	(5,471)	(2,408)
Other	1,333	13,612	9,292
Working Capital Impact	13,859	4,045	2,497
Operating Activities Cash Flow	23,224	28,392	11,447

Purchases of Property and Equipment	(12,309)	(10,294)	(27,179)
Other	(405)	—	(563)
Investing Activities Cash Flow	(12,714)	(10,294)	(27,742)

Proceeds from the Issuance of At-the-Money Shares	—	—	2,182
Proceeds from the Issuance of Notes Payable and Preferred Shares, Net of Redemption of Preferred Shares	15,363	—	52,093
Payments on Notes Payable, Third Parties and Related Parties	(696)	(7,557)	(42,893)
Distributions to Preferred Shareholders	(6,331)	(7,749)	(8,305)
Other	(466)	1,607	(355)
Financing Activities Cash Flow	7,870	(13,699)	2,722

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	18,380	4,399	(13,573)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	14,144	32,524	36,923
Cash, Restricted Cash and Cash Equivalents, End of Period	$32,524	$36,923	$23,350

Select Balance Sheet Information
(in thousands)	FY23	FY24	FY25
Cash and Restricted Cash	$32,524	$36,923	$19,850
Accounts Receivable, Net	3,979	5,221	4,417
Income Taxes Receivable	—	1,929	791
Prepaid Expenses and Other Current Assets	3,873	7,775	15,664
Inventory	8,840	14,252	26,227
Notes Receivable	—	—	800
Total Current Assets	49,216	66,100	67,749
Operating and Finance Lease Right-of-Use Assets, Net	10,860	10,736	5,911
Long Term Investments	2,327	2,341	—
Property, Plant and Equipment, Net	215,686	212,252	228,760
Intangible Assets, Net	21,213	14,200	11,577
Restricted Cash, Net of Current Portion	—	—	3,500
Other Assets	4,473	4,873	1,060
TOTAL ASSETS	$303,775	$310,502	$318,557

Accounts Payable and Accrued Liabilities	$26,932	$31,128	$35,970
Income Taxes Payable	7,879	2,408	—
Contingent Shares and Earnout Liabilities	34,589	20,265	—
Shares Payable	8,570	2,579	—
Current Portion of Operating and Finance Lease Liabilities	1,839	2,454	1,952
Current Portion of Notes Payable	7,550	7,644	37
Total Current Liabilities	87,359	66,478	37,959
Operating and Finance Lease Liabilities, Net of Current Portion	9,224	8,548	3,954
Other Non-Current Liabilities	5,443	20,869	33,413
Notes Payable, Net of Current Portion	56,513	50,552	68,629
TOTAL LIABILITIES	158,539	146,447	143,955
Preferred Equity Series B, C, D and E	78,153	86,363	92,500
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	67,083	77,692	82,102
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	145,236	164,055	174,602
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$303,775	$310,502	$318,557

Net Income / Loss
(in thousands)	Q4 2024	Q3 2025	Q4 2025
Revenues, Net	$53,039	$38,444	$38,855
Cost of Goods Sold	30,288	26,686	25,649
Gross Profit	22,751	11,758	13,206
% of Net Revenue	43%	31%	34%

Operating Expenses:
General and Administrative	14,808	15,923	18,474
Sales and Marketing	639	703	476
Professional Fees	1,354	2,517	2,912
Depreciation and Amortization	3,874	3,994	4,028
Total Operating Expenses	20,675	23,137	25,890
Income (Loss) from Operations	2,076	(11,379)	(12,684)
Interest Expense	2,130	1,819	1,044
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(12,296)	—	—
Other Income, Net	(443)	(2,081)	(1,194)
Total Other Income, Net	(10,609)	(262)	(150)
Income Taxes	526	1,071	2,966
Net Income (Loss)	$12,159	$(12,188)	$(15,500)

Adjusted EBITDA
(in thousands)	Q4 2024	Q3 2025	Q4 2025
Net Income (Loss) (GAAP)	$12,159	$(12,188)	$(15,500)
Depreciation and Amortization	3,874	3,994	4,028
Interest Expense	2,130	1,819	1,044
Income Tax Expense	526	1,071	2,966
EBITDA (Non-GAAP)	18,689	(5,304)	(7,462)
Adjustments:
Share-Based Compensation	3,258	4,079	4,274
Stock Appreciation Rights Expense	(159)	50	(22)
(Gain) Loss on Equity Method Investments	(45)	—	—
Change in Fair Value of Derivative Asset	(6)	36	(27)
Change in Fair Value of Contingent Liabilities and Shares Payable	(12,296)	—	—
Employee Retention Tax Credit	(423)	(2,318)	(2,365)
Non-recurring Asset Casualty Loss	—	—	939
Non-Recurring Legal and Professional Fees	—	1,190	1,357
Adjusted EBITDA (Non-GAAP)	$9,018	$(2,267)	$(3,306)

Select Cash Flow Information
(in thousands)	Q4 2024	Q3 2025	Q4 2025
Net Income (Loss)	$12,159	$(12,188)	$(15,500)
Depreciation and Amortization	3,874	3,994	4,028
Share-Based Compensation	3,258	4,079	4,274
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(12,296)	—	—
Other	778	1,419	1,963
Cash From Net Income (Loss)	7,773	(2,696)	(5,235)
Accounts Receivable	2,653	3,715	410
Income Taxes Receivable	(618)	(939)	1,081
Prepaid Expenses and Other Current Assets	(1,472)	(2,693)	(412)
Inventory	2,516	293	(6,851)
Other Assets	42	1,342	134
Accounts Payable and Accrued Liabilities	(934)	(5,804)	7,918
Income Taxes Payable	(1,984)	(1,317)	(2,408)
Other	216	3,039	1,662
Working Capital Impact	419	(2,364)	1,534
Operating Activities Cash Flow	8,192	(5,060)	(3,701)

Purchases of Property and Equipment	(2,560)	(8,626)	(2,400)
Other	—	(975)	222
Investing Activities Cash Flow	(2,560)	(9,601)	(2,178)

Proceeds from the Issuance of At-the-Money Shares	—	—	2,182
Proceeds from the Issuance of Notes Payable and Preferred Shares, Net of Redemption of Preferred Shares	—	2,953	—
Payments on Notes Payable, Third Parties and Related Parties	(1,891)	(586)	(238)
Distributions to Preferred Shareholders	(1,938)	(1,937)	(2,493)
Other	60	(199)	7
Financing Activities Cash Flow	(3,769)	231	(542)

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	1,863	(14,430)	(6,421)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	35,060	44,201	29,771
Cash, Restricted Cash and Cash Equivalents, End of Period	$36,923	$29,771	$23,350

Select Balance Sheet Information
(in thousands)	Q4 2024	Q3 2025	Q4 2025
Cash and Restricted Cash	$36,923	$26,271	$19,850
Accounts Receivable, Net	5,221	6,138	4,417
Income Taxes Receivable	1,929	1,872	791
Prepaid Expenses and Other Current Assets	7,775	20,679	15,664
Inventory	14,252	19,376	26,227
Notes Receivable	—	—	800
Total Current Assets	66,100	74,336	67,749
Operating and Finance Lease Right-of-Use Assets, Net	10,736	6,485	5,911
Long Term Investments	2,341	—	—
Property, Plant and Equipment, Net	212,252	222,405	228,760
Intangible Assets, Net	14,200	11,758	11,577
Restricted Cash, Net of Current Portion	—	3,500	3,500
Other Assets	4,873	1,333	1,060
TOTAL ASSETS	$310,502	$319,817	$318,557

Accounts Payable and Accrued Liabilities	$31,128	$28,762	$35,970
Income Taxes Payable	2,408	2,408	—
Contingent Shares and Earnout Liabilities	20,265	—	—
Shares Payable	2,579	—	—
Current Portion of Operating and Finance Lease Liabilities	2,454	2,023	1,952
Current Portion of Notes Payable	7,644	36	37
Total Current Liabilities	66,478	33,229	37,959
Operating and Finance Lease Liabilities, Net of Current Portion	8,548	4,418	3,954
Other Non-Current Liabilities	20,869	31,600	33,413
Notes Payable, Net of Current Portion	50,552	68,814	68,629
TOTAL LIABILITIES	146,447	138,061	143,955
Preferred Equity Series B, C, D and E	86,363	92,500	92,500
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	77,692	89,256	82,102
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	164,055	181,756	174,602
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$310,502	$319,817	$318,557

Notes Payable and Preferred Equity
(in thousands)	Q2 2025	Q3 2025	Q4 2025	Comments
Notes Payable
Secured Credit Facility	$50,000	$50,000	$50,000	Maturity is 2/28/30
2025 Lompoc Term Loan	—	2,997	2,990	Maturity is 8/4/35

Series A	11,895	11,895	11,895	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	(161)	(153)	(330)	Mostly original issue discount
Notes Payable Total	$65,845	$68,850	$68,666

Preferred Equity
Series B	$70,042	$—	$—
Series C	6,748	—	—
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment until 8/24/28 when it increases to 20% dividend with 20% cash payment
Series E	—	77,500	77,500	12% dividend with 12% cash payment
Preferred Equity Total	$91,790	$92,500	$92,500

Cash Payments
Debt Amortization	$1	$597	$239
Cash Interest	1,203	1,222	1,226	8.58% interest rate on the Senior Secured Credit Facility, entered into on 2/28/25 and 8.5% interest rate on the 2025 Lompoc Term Loan, entered into on 8/4/25
Debt Service	1,204	1,819	1,465

Series B	1,249	—	—
Series C	125	—	—
Series D	563	563	563	15% annual rate until 8/24/28 when it increases to 20%
Series E	—	1,898	2,358	12% annual rate
Preferred Equity Dividends	1,937	2,461	2,921

Total Debt Service and Dividends	$3,141	$4,280	$4,386

Equity Table
(in thousands, except share price)	Q4 2025	Q3 2025	Change	Comments
Total Equity and Exchangeable Shares	81,729	79,886	1,843	Shares issued in connection with At-the-Market program, exercise of RSUs, ISOs, and warrants and interest on convertible debentures
Warrants
Series D	2,770	2,980	(210)	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	8,787	9,719	(932)	Exercise price of $5.00 with an expiration date of August 2027
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	43,222	44,364	(1,142)

Stock Options	179	333	(154)	Weighted average exercise price of $3.10 with expiration dates from January 2026 to June 2026
RSUs	5,327	5,876	(549)	Up to 3-year vesting through 2028
Total	5,506	6,209	(703)

Share Price at Quarter End	$8.75	$7.54	$1.21

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	1,829	2,123	(294)

Revenue
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2023	FY 2024	FY 2025
Retail (B2C)	$9,921	$10,885	$11,214	$11,796	$11,788	$12,262	$12,255	$11,938	$39,078	$43,816	$48,243
Wholesale CPG (B2B)	4,253	3,979	4,777	4,987	4,747	5,483	4,958	4,320	16,062	17,996	19,508
Wholesale Biomass (B2B)	15,926	39,074	47,830	36,256	28,283	42,122	21,231	22,597	105,696	139,086	114,233
Total	$30,100	$53,938	$63,821	$53,039	$44,818	$59,867	$38,444	$38,855	$160,836	$200,898	$181,984

Sequential % Change
Retail (B2C)	4%	10%	3%	5%	—%	4%	—%	(3)%
Wholesale CPG (B2B)	4%	(6)%	20%	4%	(5)%	16%	(10)%	(13)%
Wholesale Biomass (B2B)	(40)%	145%	22%	(24)%	(22)%	49%	(50)%	6%
Total	(26)%	79%	18%	(17)%	(15)%	34%	(36)%	1%

% Change to Prior Year
Retail (B2C)	6%	8%	11%	23%	19%	13%	9%	1%	46%	12%	10%
Wholesale CPG (B2B)	14%	1%	11%	22%	12%	38%	4%	(13)%	(4)%	12%	8%
Wholesale Biomass (B2B)	10%	28%	41%	36%	78%	8%	(56)%	(38)%	155%	32%	(18)%
Total	9%	21%	32%	31%	49%	11%	(40)%	(27)%	89%	25%	(9)%

Gross Profit
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2023	FY 2024	FY 2025
Retail (B2C)	$5,253	$5,162	$4,952	$5,396	$5,653	$5,861	$6,166	$5,621	$21,551	$20,763	$23,301
Wholesale CPG (B2B)	1,065	886	1,398	1,168	1,221	1,949	1,477	818	1,223	4,517	5,465
Wholesale Biomass (B2B)	6,208	22,626	27,092	16,187	13,191	24,121	4,115	6,767	58,195	72,113	48,194
Total	$12,526	$28,674	$33,442	$22,751	$20,065	$31,931	$11,758	$13,206	$80,969	$97,393	$76,960

% of Revenue
Retail (B2C)	53%	47%	44%	46%	48%	48%	50%	47%	55%	47%	48%
Wholesale CPG (B2B)	25%	22%	29%	23%	26%	36%	30%	19%	8%	25%	28%
Wholesale Biomass (B2B)	39%	58%	57%	45%	47%	57%	19%	30%	55%	52%	42%
Total	42%	53%	52%	43%	45%	53%	31%	34%	50%	48%	42%

Wholesale Biomass Production and Cost per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2023	FY 2024	FY 2025
Equivalent Dry Pounds of Production	61,392	149,717	232,295	165,074	152,568	230,748	123,986	159,131	356,722	608,478	666,433
% Change to Prior Year	28%	45%	128%	60%	149%	54%	(47)%	(4)%	84%	71%	10%

Cost per Equivalent Dry Pounds of Production	$182	$148	$103	$110	$108	$91	$128	$129	$136	$123	$111
% Change to Prior Year	(7)%	6%	(13)%	(9)%	(41)%	(39)%	24%	17%	(6)%	(10)%	(10)%

Ending Operational Canopy (000 sq. ft)	959	1,525	1,525	1,525	1,525	1,525	1,525	1,708	959	1,525	1,708

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	FY 2023	FY 2024	FY 2025
Equivalent Dry Pounds Sold	56,432	137,866	209,175	164,660	146,555	204,015	137,026	154,972	338,957	568,133	642,568
% Change to Prior Year	13%	53%	108%	68%	160%	48%	(34)%	(6)%	97%	68%	13%
Equivalent Dry Pounds Sold Average Selling Price	$282	$283	$229	$220	$193	$206	$155	$146	$312	$245	$177
% Change to Prior Year	(3)%	(17)%	(32)%	(19)%	(32)%	(27)%	(32)%	(34)%	43%	(21)%	(28)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.

Conference Call
The Company will host a conference call to discuss the results today, March 24, 2026, at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1.800.715.9871 or 1.646.307.1963
Conference ID:	8792999#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.
Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, change in equity method investments, change in fair value of derivative instruments, impairment expense for goodwill and intangible assets, change in fair value of contingent liabilities and shares payable, loss on extinguishment of debt, employee retention tax credits, non-recurring casualty loss, non-recurring legal and professional fees and certain debt-related fees.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided tables above that provides a reconciliation of the Company’s Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended December 31, 2025 compared to the three months ended December 31, 2024 and three months ended September 30, 2025 and Net Income (Loss) (GAAP) to Adjusted EBITDA for the year ended December 31, 2025 compared to the year ended December 31 2024, and the year ended December 31, 2023.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.

3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.
Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; ability to continue growing high quality cannabis at the lowest cost.
Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com